UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1.              Summary of the Resolutions adopted by the Extraordinary General Shareholders’ Meeting held on August 11th, 2021

TELECOM ARGENTINA S.A.

Summary of the Resolutions adopted by the Extraordinary General Shareholders’ Meeting held on August 11, 2021

The Shareholders’ Meeting was held with the Shareholders attending remotely, pursuant to the requirements of the Comisión Nacional de Valores’ General Resolution No. 830/2020, due to the prohibition, limitation or restriction on the free movement of people in general, as a result of the health emergency status introduced by Necessity and Urgency Decree No. 297/2020 and successive regulations issued by the National Executive Power. The Meeting was held on the Cisco Webex video-teleconference system.

The following resolutions were adopted by the Shareholders when considering each item on the Shareholders’ Meeting Agenda.

Previous Item: “Remote Attendance to the Shareholders’ Meeting.”

It was resolved that the Shareholders’ Meeting should be held remotely pursuant to the requirements of the Comisión Nacional de Valores’ General Resolution No. 830/2020.

1°) “Appointment of two shareholders to sign the Minutes of the Meeting”.

The representative of shareholder Cablevisión Holding S.A. and the representative of shareholder Fintech Telecom LLC were appointed to sign the Minutes of the Meeting.

2°) “Total or partial withdrawal of the “Voluntary reserve to maintain the capital investments level and the Company’s current level of solvency”. Distribution of cash dividends or dividends in kind or in any combination of both options according to the Company´s current context. Delegation of powers to the Board of Directors”.

The following resolutions were made:

“1) To distribute dividends in kind as follows: i) Global Bonds of the Argentine Republic amortizable in US Dollars maturing on 07/09/2030 (Code: GD30 — ISIN US040114HS26) (the “2030 Global Bonds”), for a nominal value of US$ 370,386,472, and ii) Global Bonds of the Argentine Republic amortizable in US Dollars maturing on 07/09/2035 (Code: GD35 — ISIN US040114HT09) (the “2035 Global Bonds”) for a nominal value of US$ 186,621,565, at a ratio of US$ 0.171977775 2030 Global Bonds and US$ 0.086652089 2035 Global Bonds per share of the Company.

2) To settle in cash the resulting fractions.

3) To announce on the same date the distribution of dividends and immediately make available the transfer of dividends in kind and the associated payment.

4) Consequently, considering that the valuation in Argentine Pesos of the dividends in kind is set at ARS 35,068,340,043, i.e. the amount for which the reserve should be  released in order to make the abovementioned distribution in kind, to partially withdraw the “Voluntary Reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” in the amount of ARS 35,068,340,043.

5) To entitle the four classes of outstanding shares (A, B, C and D) of Telecom Argentina to receive the dividends in the same proportional combination in kind as mentioned above.

6) To delegate powers to the Board to implement the immediate availability of the transfer in kind and payment of dividends, in accordance with the terms approved by this General Shareholders’ Meeting.

7) To delegate Powers to the Board to instrument the withdrawal of any amount from the “Voluntary Reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” that may be required in the event there is an adjustment of the valuation in Argentine Pesos of the dividends in kind established herein, and rounding up due to settlement of fractions.”

The Previous Item was approved by unanimous vote and items 1 and 2 of the Agenda were approved by majority of the accountable votes.

The Chairman of the Supervisory Committee of Telecom Argentina, Dr. Pablo Buey Fernández, certified the compliance with the provisions of the Comisión Nacional de Valores’ General Resolution No. 830/2020 and other legal and statutory regulations applicable to this Shareholders’ Meeting.

Ms. Lucía Belén Soutullo on behalf of the Comisión Nacional de Valores and Public Accountant Alejandro Romano on behalf of the Buenos Aires Stock Exchange, took part in the Meeting through the Cisco Webex teleconference system.

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 11, 2021	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations